Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

Three Months Ended March 31, 2008
Earnings:
Income from continuing operations before income tax expense (1) (2)	$796
Adjustments:
Fixed charges added to earnings	21
Dividends from equity affiliates	––
Amortization of capitalized interest	5

$822

Fixed Charges:
Net interest expense (3)	$20
Portion of rental expense representative of interest	1

Fixed charges added to earnings	21
Capitalized interest	17

$38

Ratio of earnings to fixed charges	21.6

(1)	Income from continuing operations before income tax expense, minority interest and equity loss of affiliates.
(2)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income tax expense.
(3)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.